Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

December 29, 2015

VIA EDGAR SUBMISSION

Ms. Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential World Fund, Inc.: Form N-1A

Post-Effective Amendment No. 92 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 93 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 002-89725

Investment Company Act No. 811-03981

Dear Ms. Browning:

We filed through EDGAR on October 16, 2015 on behalf of the Prudential World Fund, Inc. (the “Registrant”) Post-Effective Amendment No. 92 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 93 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Jennison International Opportunities Fund (the “Fund”), a series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 25, 2015 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the Registration Statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing. The disclosure in the Registrant’s Registration Statement has been revised to reflect revisions made in response to comments as applicable.

2.	Comment: Please confirm that all information has been or will be completed and/or updated in the Fund’s Prospectus, Statement of Additional Information, and Part C. In particular, please confirm that all missing information as well as any information that appears in brackets will be provided and finalized in a subsequent post-effective amendment filing.

In addition, please acknowledge that the fee table contained in the Prospectus, which is currently blank, will be populated and included in a subsequent filing for Staff review, which may be a correspondence filing on EDGAR.

Response: The Registrant confirms that all information in the Fund’s Prospectus, Statement of Additional Information and Part C is or will be current and complete, and that all missing information and/or bracketed information will be complete and final and included in a subsequent post-effective amendment filing. The Registrant also confirms that blank material in the fee table will be populated and provided in a subsequent correspondence filing on EDGAR for Staff review.

PROSPECTUS – FUND SUMMARY – FUND FEES AND EXPENSES

3.	Comment: In the narrative which follows the “Fund Fees and Expenses” heading, the phrase “…an eligible group of related investors…” deviates from the permitted language set out in Item 3 of Form N-1A. Please conform this language or explain why the language is appropriate.

Response: Item 3 provides, in pertinent part, that the narrative explanation of a fund’s fees and expenses which precedes the fund’s fee table should include the following statement: “You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $[______] in [name of fund family] funds.” In the narrative explanation which precedes the fee table in the prospectus reviewed by the Staff, this language was modified to replace the phrase “your family” with “an eligible group of related investors.”

The instructions which accompany Item 3 (Instruction 1(b)) provide, in pertinent part, that “[a] Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” The use of the phrase “…an eligible group of related investors…” in the narrative is a modification to the permitted language which, we believe, is permissible because, as is allowed under Instruction 1(b), it conveys information which is comparable to that shown. The phrase “…an eligible group of related investors…” is used in the Fund’s Prospectus because the universe of related individuals whose purchases of fund shares are aggregated for purposes of determining eligibility for sales charge discounts is more expansive than is otherwise be connoted by the term “family,” which is often commonly understood to refer only to spouses, children and parents. Accordingly, we respectfully decline to modify or revise the language.

4.	Comment: In the fee table entitled “Annual Fund Operating Expenses,” please explain why the table does not include a line for acquired fund fees and expenses, per Item 3 of Form N-1A, since the SAI says the Fund may invest in other investment companies.

Response: Instruction 3(f)(i) to Item 3 provides, in pertinent part, that “[i]n the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Fund, the Fund may include these fees and expenses under the sub-caption “Other Expenses” in lieu of this disclosure requirement.” Because the acquired fund fees and expenses, if any, of the Fund, do not exceed 0.01 percent, as is permitted under the Instruction the Fund has elected not to include a row in the fee table relating to acquired fund fees and expenses.

5.	Comment: The footnote to the “Annual Fund Operating Expenses” table denotes a contractual expense cap includes a listing of various expenses which are not subject to the cap, including “…certain other expenses.” Please specifically identify all expenses which are not subject to the cap.

Response: The footnote has been revised to eliminate the reference to “…certain other expenses,” because the description of expenses excluded from the cap is complete and accurate without the inclusion of the reference to “…certain other expenses.”

6.	Comment: Please confirm that the expense cap set out in the footnote, as well as the fee waiver which is also set out in the footnote, reflect the most current subsidy arrangements, and that each arrangement is disclosed in an exhibit to the registration statement.

Response: The expense cap set out in the footnote, as well as the distribution and service (12b-1) fee waiver which is also set out in the footnote, do reflect the current subsidy arrangements that are in place for the Fund. The expense cap and the distribution and service fee waiver are each memorialized in executed agreements, and each agreement will be included as an exhibit filed with the Fund’s registration statement.

PROSPECTUS – FUND SUMMARY – INVESTMENTS, RISKS AND PERFORMANCE

7.	Comment: In the section entitled “Principal Investment Strategies,” the discussion should include specific disclosure explaining the factors and criteria that are used to determine when securities are bought and sold for the Fund.

Response: Additional disclosure which is responsive to this comment has been included in the “Principal Investment Strategies” discussion.

8.	Comment: In the section entitled “Principal Investment Strategies,” please explain how “emerging markets” are determined and identified, such as through the use of a vendor or other process.

Response: The SAI includes disclosure which states, in pertinent part, that “…an emerging market country is any country included as an emerging market country in the MSCI All Country World Index, a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets… The Fund may also invest in securities of issuers domiciled in various frontier market countries. Specifically, a frontier market country is any country included as a frontier market country in the MSCI Frontier Markets Index, a free float-adjusted market capitalization index that is designed to measure equity market performance of frontier markets.”

9.	Comment: In the section entitled “Principal Investment Strategies,” please explain how “international” securities are defined, since “international” is utilized in the Fund’s name. Note that, although Rule 35d-1 does not apply to the Fund’s name, please consult the adopting release for Rule 35d-1, footnote 42 for guidance with respect to the use of the word “international.”

Response: The discussion of “Principal Investment Strategies” in the Fund’s Prospectus states, in pertinent part, that “The Fund will invest primarily in ….securities of non-US companies located in various countries outside the US, including issuers located in emerging markets.” We believe that this explanation appropriately informs investors that the Fund will primarily invest in non-US issuers.

The relevant portion of footnote 42 provides:

“The terms "international" and "global," however, connote diversification among investments in a number of different countries throughout the world, and "international" and "global" funds will not be subject to the rule.

We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

The Fund’s prospectus also states, in pertinent part, that the Fund “…typically invests in a number of different countries.” As a result, we believe that the existing disclosure in the Fund’s Prospectus is consistent with footnote 42.

10.	Comment: Please confirm that all of the Fund’s principal strategies have been disclosed in the section entitled “Principal Investment Strategies.” Please note that, pursuant to Item 4 of Form N-1A, the discussion of principal investment strategies should correspond to the discussion of principal risks which appears in the section entitled “Principal Risks.”

Response: All of the Fund’s principal strategies are disclosed in the section entitled “Principal Investment Strategies.” We believe that the discussions of Principal Investment Strategies and Principal Risks set out in the Risk/Return Summary portion of the Fund’s Prospectus correspond as required by Item 4.

11.	Comment: In the section entitled “Principal Investment Strategies,” the disclosure states that the Fund’s investments may be “geographically concentrated.” Please include disclosure explaining how this is defined.

Response: After due consideration, we believe that the phrase “geographically concentrated” is self-explanatory in that it serves to alert investors to the fact that the Fund’s investments may be limited to a smaller group of regions and/or countries.

12.	Comment: In the section entitled “Principal Risks,” the discussion of “Liquidity Risk” should include disclosure, pursuant to Item 4 of Form N-1A, which identifies the types of investments and/or strategies which present or pose the liquidity risk.

Response: The Fund believes that it is appropriate to disclose liquidity risk as a principal risk, since the Fund’s investments may become illiquid after purchase, especially during periods of market turmoil. The risk disclosure also highlights the fact that securities may become difficult to value.

13.	Comment: In the section entitled “Performance,” please confirm that the table of Average Annual Total Returns complies with Items 4 & 26 of Form N-1A, or revise table accordingly.

Response: Upon review, we confirm that the table of Average Annual Total Returns complies with Items 4 & 26 of Form N-1A.

14.	Comment: In the section entitled “Performance,” returns for a Lipper category have been included in a table following the table which displays the returns for the Fund’s required broad-based securities market index. Pursuant to Instruction 2(b) to Item 4 of Form N-1A, the inclusion of an additional index or benchmark is permissible, but only with appropriate narrative explanation. Please include narrative explanation as to why the Lipper category returns have been included.

Response: Returns for the Lipper category are included to provide additional comparative performance data which we believe would be relevant to investors. Instruction 2(b) provides that if an additional index is included, the narrative explanation should state “…that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.” An explanation which is substantially identical to the quoted explanation is included in the narrative which precedes the Fund’s performance tables. As a result, we believe that the Prospectus already satisfies the requirement to explain why the Lipper category returns have been included and that no additional disclosure is necessary.

PROSPECTUS – MORE ABOUT THE FUND’S INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

15.	Comment: The chapter heading of this section does not clearly state or indicate whether the disclosure pertains to principal strategies, non-principal strategies or both. The header should be revised to identify whether the discussion pertains to both principal and non-principal strategies, as required under Items 4 & 9 of Form N-1A.

Response: We plan to revise the chapter heading in future filings to more specifically identify that the disclosure provides additional information about the Fund’s principal and non-principal strategies.

16. :	Comment: In the section entitled “Investments and Investment Strategies,” there is disclosure which provides that “[t]he Fund’s investment objective is not a fundamental policy, and therefore may be changed by the Board without prior shareholder approval.” If shareholders would receive prior notice before such a change would be implemented, please so state. If shareholders would not receive prior notice before such a change would be implemented, also please so state.

Response: The Fund submits that currently applicable rules and regulations do not require that the Fund provide advance notice for revising a non-fundamental policy. Based on the facts and circumstances relating to a hypothetical revision to the policy, the Manager and the Fund’s Board would determine whether advance notice to shareholders is necessary and the appropriate length of any such notice period.

17. :	Comment: In the section entitled “Investments and Investment Strategies,” the disclosure states that the Fund may invest in “…. Low exercise price warrants (LEPWs) or other similar securities…” Pursuant to Item 4 of Form SAI, all strategies and risks should be disclosed, without using open-ended language. Open-ended language should not be utilized for descriptions of either principal or non-principal strategies.

Response: We respectfully believe that it would be impractical and unhelpful to investors to list each and every possible security which might fall within the applicable description. Accordingly, we respectfully decline to revise the disclosure.

18.	Comment: In the section entitled “Investments and Investment Strategies,” the discussion pertaining to “Fixed-Income Obligations” should specifically identify all credit ratings that would be permissible as Fund investments. The concepts of maturity and duration should be clarified. Also, if any junk bonds would be a permissible Fund investment, corresponding disclosures should be added.

Response:  The Registrant respectfully submits that no revisions are necessary. The Prospectus states that the Fund may invest in investment-grade obligations and that such obligations are rated in one of the top four long-term quality ratings by a major rating service (such as Baa or BBB or better). The Fund may not invest in junk bonds, so no corresponding disclosure is required. The language in the Prospectus regarding maturity is intended to describe the difference between bonds and notes, rather than to set forth the Fund’s policy on maturity or duration. Further, since the Fund’s ability to invest in fixed-income obligations is limited to 20% of its investable assets, and historically the Fund’s investments in fixed-income obligations has been much less, the Registrant believes that adding disclosure about maturity and duration would give fixed-income obligations unnecessary prominence in the Prospectus.

19.	Comment:In the section entitled “Investments and Investment Strategies,” the discussion pertaining to Short Sales should indicate whether or not this is a principal investment strategy of the Fund. Also, please confirm whether or not the costs of engaging in short sales are material, and if so, there should be a separate line item in the fee table to disclose such costs.

Response: The costs incurred by the Fund relating to short sales are not material, and so are not identified by a separate row in the fee table.

20.	Comment: In the section entitled “Investments and Investment Strategies,” the discussion pertaining to Reverse Repurchase Agreements should include disclosure relating to the Fund’s anti-leverage policy. The Fund should consider adopting a 5% anti-leverage policy as a non-fundamental policy of the Fund, which is common in other funds: this policy would provide that additional securities could not be purchased if borrowings exceeded 5% of total Fund assets.

Response: The Registrant will take your suggestion under consideration.

21.	Comment: In the section entitled “Investments and Investment Strategies,” the discussion pertaining to Derivatives should be consistent with the 2010 letter from Mr. Barry Miller of the Staff to the Investment Company Institute (ICI) with respect to disclosures pertaining to the use of derivatives. Each type of derivative that will be utilized should be disclosed with relevant discussion explaining how each type of derivative will be used by the Fund. Also, please consider the recent SEC concept release relating to derivatives in preparing relevant disclosure.

The Derivatives disclosure states, in relevant part, that “[t]he Fund may use derivatives for hedging purposes (to reduce risk) and for non-hedging purposes (to seek to increase return consistent with the Fund’s investment objective.” This statement does not appear to conform to plain English requirements. Please revise the statement to indicate clearly whether the latter portion of this statement means that derivatives can be used for speculative purposes.

Please confirm that with respect to both credit default swaps and total return swaps, that the Fund will segregate the full notional amount to cover these instruments.

Response: The Fund confirms that if the Fund writes or sells a credit default swap, it will segregate the full notional value of such swap.

22.	Comment: In the section entitled “Investments and Investment Strategies,” in the discussion pertaining to Temporary Defensive Investments, the discussion includes a statement that: “investing heavily in these securities is inconsistent with and limits the Fund’s ability to achieve its investment objective, but may help to preserve the Funds’ assets.” This statement should be expanded, consistent with Item 9, Instruction 6 to Form N-1A, in that these types of investments could essentially prevent the Fund from achieving its objective, and not just limiting its objective.

Response: After review and due consideration, we believe that the existing disclosure is consistent with Item 9, Instruction 6, and so respectfully decline to revise the disclosure language.

23.	Comment: In the section entitled “Investments and Investment Strategies,” the discussion pertaining to Other Investments should be clarified to indicate whether or not such Other Investments are a principal or non-principal strategy of the Fund. In that same discussion, the following statement is unclear and should be clarified: “The Fund might not use all of the strategies or invest in all of the types of securities described in the Prospectus or in the SAI.”

Response: The Principal and Non-Principal Investment Strategies charts are a part of Item 9 disclosure. The Registrant believes that by using the charts, the principal and non-principal strategies are presented in a concise manner by providing the information in a summary format.

24.	Comment: In the table entitled “Principal & Non-Principal Strategies,” please indicate which strategies are principal and non-principal.

Response: Because the summary portion of the Prospectus discusses only the Fund’s principal strategies, we do not believe that it is necessary or helpful to identify in the table whether a strategy is principal or non-principal, since the principal strategies can readily be identified by reference to the summary portion of the Prospectus.

PROSPECTUS – HOW THE FUND IS MANAGED

25.	Comment: In the section entitled “Manager,” the disclosure states that the effective management fee rate for the Fund was 0.90% for the fiscal year ended October 31, 2015, but the fee rate which appears in the fee table is 0.83%. Please explain this discrepancy, and correct where necessary.

Response: The figure which appeared in this section was inserted as a placeholder, and was not intended to represent the actual figure. The correct figure will be included in the Prospectus.

PROSPECTUS – HOW TO BUY, SELL AND EXCHANGE FUND SHARES

26.	Comment: In the discussion pertaining to “Opening an Account,” please specifically identify the items and/or information that are required to be provided to establish good order for purposes of accepting and processing purchase orders. Please also confirm that a failure to establish good order would result in a purchase rejection, and not a rejection of a redemption request.

Response: Additional disclosure pertaining to good order has been added to the discussion.

27.	Comment: In the discussion entitled “Understanding the Price You’ll Pay,” the discussion pertaining to when the Fund is open should be clarified so as to be consistent with Item 11(a)(3) of Form N-1A. In particular, the discussion should specifically state and/or identify the days when the Fund will not be open (such as national holidays, etc.).

Response: Upon review, we believe that the existing disclosure complies with the Item 11(a)(3) and the accompanying instructions, in that it “effectively communicates the information (e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading).

STATEMENT OF ADDITIONAL INFORMATION

28.	Comment: As a general comment, please confirm that all non-principal strategies are disclosed in the Statement of Additional Information (SAI). Please do not duplicate in the SAI information that already appears in the prospectus, unless needed to make the SAI understandable.

Response: The Registrant confirms that all non-principal strategies are disclosed in the SAI. Information which appears in the Prospectus is repeated in the SAI in order to make the disclosure clear.

29.	Comment: In the section of the SAI entitled “Investment Risks and Considerations,” please confirm that the Fund has classified collateralized loan obligations (CLOs) as illiquid, and therefore subject to the 15% maximum applicable to illiquid securities. This section also mentions that there are “[o]ther CDOs are trusts backed by other types of assets representing obligations of various parties.” Please disclose these “other” CDOs.

Response: We respectfully decline to characterize all CLOs and CDOs held by the Fund as illiquid. The Commission has expressed its view that a portfolio security or other asset held by a fund is considered liquid if it can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment. The liquidity of CLOs and CDOs held by the Fund will be determined in accordance with these Commission guidelines. If the Fund purchases a CLO or CDO investment that, in the view of the investment manager or subadviser, the Fund will be unable to dispose of within seven days, the security will be deemed to be illiquid in accordance with published Commission guidelines.

30.	Comment: In the section of the SAI entitled “Investment Risks and Considerations,” in the Borrowing and Leverage discussion, any exceptions, carve-outs or restrictions pertaining to the borrowing and leverage restrictions discussed in this section.

Response: There are no such exceptions, carve-outs or restrictions.

31.	Comment: In the section of the SAI entitled “Investment Risks and Considerations,” in the Additional Risk Factors of OTC Transactions, please clarify whether the Fund’s use of such derivatives constitutes a principal or non-principal strategy.

Response: These derivatives are not discussed in the Item 4 Prospectus disclosure, because they are not considered to be a principal strategy of the Fund.

32.	Comment: In the section of the SAI entitled “Investment Risks and Considerations,” in the Illiquid or Restricted Securities discussion, please include disclosure stating that the Fund is subject to a maximum of 15% of its net assets invested in illiquid securities.

Response: Disclosure that is responsive to this comment has been added to the SAI.

33.	Comment: In the section of the SAI entitled “Investment Risks and Considerations,” in the Reverse Repurchase Agreements and Dollar Rolls discussion please disclose the maximum percentage of total Fund assets that may be invested in these instruments.

Response: The disclosure has been revised to denote that the Fund’s investments in these instruments are subject to the Fund’s restrictions on borrowing.

34.	Comment: In the section of the SAI entitled “Investment Risks and Considerations,” in the Securities Lending discussion:
■	Confirm that PIM is the only entity that will share in earnings derived from the lending of Fund securities;

■	Include disclosure noting that the costs associated with securities lending are not included or reflected in the Fund’s fee table in the prospectus; and
■	Include disclosure noting that the Fund will bear the loss of any security that is not returned by the borrower.

Response: We believe that the SAI disclosure pertaining to securities lending already addresses these disclosure points, and so we would respectfully decline to revise the discussion. As disclosed in the SAI, PIM receives a portion of the amount earned by lending securities. During the time portfolio securities are on loan, the borrower will pay the Fund an amount equivalent to any dividend or interest paid on such securities and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower. PIM does not receive any additional compensation for its service as securities lending agent beyond what is disclosed in the SAI, and therefore, the Registrant respectfully submits that no revision to the disclosure is necessary.

35.	Comment: In the section of the SAI entitled “Investment Restrictions,” please explain the basis and/or authority for the statement which appears as part of Investment Restriction No. 2 which provides that “…obligations of the Fund to Directors pursuant to deferred compensation arrangements are not deemed to be a pledge of assets or the issuance of a senior security.”

Response: The Fund, along with the other Prudential funds, offers deferred compensation arrangements to its Directors pursuant to an exemptive order granted by the SEC in 1992 (Prudential-Bache Incomevertible Plus Fund, Inc., et al., Inv. Co. Act Rel. Nos. 18620 (March 20, 1992 (notice) and 18655 (April 15, 1992) (order). The order grants relief from, inter alia, Sections 13(a)(2), 18(a), 18(c) and 18(f)(1) of the 1940 Act.

36.	Comment: In the section of the SAI entitled “Investment Restrictions,” please explain what is meant by “principal business activities in the same group of industries.” This language does not correspond with Section 8(b) of the Investment Company Act of 1940. Additionally, the SAI should indicate the methodology or classification scheme which the Fund utilizes for purposes of classifying industries.

Response: This language is part of a fundamental investment policy of the Fund, which may only be changed with shareholder approval.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel